Free Writing Prospectus to Preliminary Terms No. 1,451

Registration Statement Nos. 333-250103; 333-250103-01

Dated April 28, 2021; Filed pursuant to Rule 433

Morgan Stanley

2-Year Worst-of NDX, SPX and RTY Contingent Income Auto-Callable Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary terms referenced below, product supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying indices:	NASDAQ-100 Index® (“NDX”), S&P 500® Index (“SPX”) and Russell 2000® Index (“RTY”)
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	May 7, 2021
Original issue date:	May 12, 2021 (3 business days after the pricing date)
Maturity date:	May 11, 2023
Contingent quarterly coupon:

A contingent coupon will be paid on the securities on each coupon payment date but only if the index closing value of each underlying index is at or above its respective coupon threshold level on the related observation date. If payable, the contingent quarterly coupon will be an amount in cash per stated principal amount corresponding to a return of 7.05% per annum (corresponding to approximately $17.625 per quarter per security) for each interest payment period for each applicable observation date.

If, on any observation date, the index closing value of any underlying index is less than its respective coupon threshold level, we will pay no coupon for the applicable quarterly period.

Payment at maturity[1]:

If the securities have not been automatically redeemed prior to maturity, the payment at maturity will be determined as follows:

If the final index value of each underlying index is greater than or equal to its respective downside threshold level, investors will receive the stated principal amount plus the contingent quarterly coupon with respect to the final observation date.

If the final index value of any underlying index is less than its respective downside threshold level, investors will receive (i) the stated principal amount multiplied by (ii) the index performance factor of the worst performing underlying index. Under these circumstances, the payment at maturity will be less than 75% of the stated principal amount of the securities and could be zero.

Early redemption:

If, on any redemption determination date, beginning on August 9, 2021, the index closing value of each underlying index is greater than or equal to its respective initial index value, the securities will be automatically redeemed for an early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.

The securities will not be redeemed early on any early redemption date if the index closing value of any underlying index is below the respective initial index value for such underlying index on the related redemption determination date.

Early redemption payment:	The early redemption payment will be an amount equal to the stated principal amount plus the contingent quarterly coupon with respect to the related observation date.
Initial index value:	The index closing value on the pricing date for each underlying
Final index value:	The index closing value on the final observation date for each underlying
Worst performing underlying:	The underlying index with the largest percentage decrease from the respective initial index value to the respective final index value
Index performance factor:	Final index value divided by the initial index value

Redemption determination dates:	Quarterly, as set forth below, subject to postponement for non-index business days and certain market disruption events.
Early redemption dates:

Beginning on August 12, 2021, quarterly, as set forth below. If any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day.

Observation dates:	Quarterly, as set forth below, subject to postponement for non-index business days and certain market disruption events.
Coupon payment dates:

Quarterly, beginning August 12, 2021, as set forth below; provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day. The contingent quarterly coupon, if any, with respect to the final observation date will be paid on the maturity date.

Downside threshold level:	75% of the initial index value for each underlying
Coupon threshold level:	75% of the initial index value for each underlying
CUSIP / ISIN:	61771VYF1 / US61771VYF11
Preliminary terms:	https://www.sec.gov/Archives/edgar/data/895421/000183988221006354/ms1451_fwp-04151.htm

Observation dates / Redemption determination dates	Coupon payment dates / Early redemption dates
August 9, 2021	August 12, 2021
November 8, 2021	November 12, 2021
February 7, 2022	February 10, 2022
May 9, 2022	May 12, 2022
August 8, 2022	August 11, 2022
November 7, 2022	November 10, 2022
February 7, 2023	February 10, 2023
May 8, 2023 (final observation date)	May 11, 2023 (maturity date)

Hypothetical Payout at Maturity[1] (if the securities have not been previously redeemed)
Change in Worst Performing Underlying	Payment at Maturity (excluding any coupon payable at maturity)
+40%	$1,000.00
+30%	$1,000.00
+20%	$1,000.00
+10%	$1,000.00
0%	$1,000.00
-10%	$1,000.00
-20%	$1,000.00
-25%	$1,000.00
-26%	$740.00
-30%	$700.00
-40%	$600.00
-50%	$500.00
-60%	$400.00
-70%	$300.00
-80%	$200.00
-90%	$100.00
-100%	$0
[1] All payments are subject to our credit risk

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Indices

For more information about the underlying indices, including historical performance information, see the accompanying preliminary terms.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of any principal.

●The securities do not provide for the regular payment of interest.

●The contingent quarterly coupon, if any, is based on the value of each underlying index on only the related quarterly observation date at the end of the related interest period.

●Investors will not participate in any appreciation in any underlying index.

●The market price will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●The estimated value of the securities is approximately $959.40 per security, or within $35.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Not equivalent to investing in the underlying indices.

●Reinvestment risk.

●The securities will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your securities for the entire 2-year term of the securities.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●Hedging and trading activity by our affiliates could potentially affect the value of the securities.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Indices

●You are exposed to the price risk of each underlying index, with respect to both the contingent quarterly coupons, if any, and the payment at maturity, if any.

●Because the securities are linked to the performance of the worst performing underlying index, you are exposed to greater risks of receiving no contingent quarterly coupons and sustaining a significant loss on your investment than if the securities were linked to just one index.

●The securities are linked to the Russell 2000® Index and are subject to risks associated with small-capitalization companies.

●Adjustments to the underlying indices could adversely affect the value of the securities.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.